

Geoffrey T. Chalmers, Esq.
Attorney at Law

33 Broad Street
Suite 1100
Boston, MA 02109

Tel (617) 523-1960
Fax (617) 227-3709
e-mail: chalm@worldnet.att.net

Ms. Pamela Howell, Esq.
Division of Corporation Finance
U.S. Securities and Exchange Commission
Mail Stop 3561
Washington, DC 20549

RECD S.E.C.
DEC 1 0 2007
1086

December 6, 2007

Re: WFG Real Estate Income Fund, LLC
File No. 24-10163

Dear Ms. Howell:

Based on our telephone conversation yesterday relative to Raike Real Estate Income Fund, LLC (the "Fund") (formerly WFG Real Estate Income Fund, LLC), we respectfully re-submit, on behalf of the Fund, a complete Form 1-A filing for the Fund with revisions to the Preliminary Offering Circular which clarifies the types of investments that the Fund will make. The revised language, marked in gray, can be found in the following sections of the Preliminary Offering Circular: (a) Risk Factors and (b) Business of the Fund.

We are in the process of submitting the COBRADESK application for approval of the commissions to be paid.

We appreciate all of your comments. Please let us know if there is anything further you need.

Sincerely,

Geoffrey T. Chalmers

cc: William J. Raike